EXHIBIT 99.1

B Communications Reports its Financial Results for
the Fourth Quarter and Full Year of 2013

Announces net income of NIS 116 million ($33 million) for year ended December 31, 2013

Ramat Gan, Israel – March 6, 2014 – B Communications Ltd. (NASDAQ Global Market and TASE: BCOM) today reported its financial results for the fourth quarter and year ended December 31, 2013.

Bezeq’s Results: For the fourth quarter of 2013, the Bezeq Group reported revenues of NIS 2.4 billion ($694 million) and operating profit of NIS 593 million ($171 million). Bezeq’s EBITDA for the fourth quarter totaled NIS 921 million ($265 million), representing an EBITDA margin of 38%. Net income for the period attributable to Bezeq’s shareholders totaled NIS 352 million ($101 million). Bezeq's cash flow from operating activities during the period totaled NIS 935 million ($269 million).

Cash Position: As of December 31, 2013, B Communications’ unconsolidated cash and cash equivalents totaled NIS 664 million ($191 million), its unconsolidated total debt was NIS 3.5 billion ($1 billion) and its net debt totaled NIS 2.9 billion ($829 million).

B Communications’ Unconsolidated Balance Sheet Data*

In millions			Convenience
			translation into
			U.S. dollars
			(Note A)
	December 31,		December 31,
	2012	2013	2013
	NIS	NIS	US$
Short term liabilities	587	460	132
Long term liabilities	3,511	3,081	888
Total liabilities	4,098	3,541	1,020
Cash and cash equivalents	694	664	191
Total net debt	3,404	2,877	829

* Does not include the balance sheet of Bezeq.

B Communications' refinancing: On February 19, 2014, B Communications announced the closing of its successful private offering of $800 million of 7⅜% Senior Secured Notes due 2021 (the "Notes"). The Notes were offered and sold in the United States to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act") and to certain qualifying investors in offshore transactions, including in Israel, in reliance on Regulation S under the Securities Act. The Notes have been admitted for trading on the system of the Tel Aviv Stock Exchange for trading by institutional investors, known as TACT Institutional.

B Communications used the net proceeds from the Notes offering to repay all amounts outstanding under the loans it incurred to acquire its controlling interest in Bezeq and to deposit funds into a debt service account. In addition, B Communications issued a notice that it will redeem all of its outstanding Series A Debentures on March 17, 2014 for the total consideration of NIS 203 million ($58 million).

Dividend from Bezeq: In accordance with Bezeq's dividend policy, its Board of Directors recommended the distribution of 100% of its profits for the second half of 2013 as a cash dividend of NIS 802 million ($231 million) to shareholders. The dividend, which is subject to shareholder approval, is expected to be paid on April 23, 2014 to shareholders of record as of April 6, 2014. B Communications’ share of the dividend distribution is expected to be approximately NIS 248 million ($71 million).

B Communications’ Fourth Quarter and Full Year Financial Results

B Communications’ consolidated revenues for the fourth quarter of 2013 were NIS 2,409 million ($694 million), a 1.6% decrease compared with NIS 2,449 million reported in the fourth quarter of 2012. For the full year 2013, B Communications’ revenues totaled NIS 9,563 million ($2,755 million), a 7% decrease compared to NIS 10,278 million reported in 2012. For both the current and the prior-year periods, B Communications’ consolidated revenues consisted entirely of Bezeq’s revenues.

During the fourth quarter of 2013, B Communications recorded net amortization expenses of NIS 133 million ($38 million) related to its Bezeq purchase price allocation (“Bezeq PPA”) in its consolidated financial statements. From April 14, 2010, the date of the acquisition of its interest in Bezeq, until December 31, 2013, B Communications has amortized approximately 60% of the total Bezeq PPA. The Bezeq PPA amortization expense is a non-cash expense that is subject to adjustment. If, for any reason, B Communications finds it necessary or appropriate to make adjustments to amounts already expensed, it may result in significant changes to its audited financial reports, as well as to future financial statements.

B Communications’ unconsolidated net financial expenses for the fourth quarter of 2013 totaled NIS 64 million ($18 million). These expenses consisted primarily of NIS 57 million ($16 million) of interest and CPI linkage expenses on the long-term loans incurred to finance the Bezeq acquisition and expenses of NIS 17 million ($5 million) related to its publicly-traded debentures. These expenses were offset in part by financial income of NIS 10 million ($3 million) generated by short term investments.

B Communications’ unconsolidated net financial expenses for 2013 totaled NIS 236 million ($68 million). These expenses consisted primarily of NIS 223 million ($64 million) of interest and CPI linkage expenses on the long-term loans incurred to finance the Bezeq acquisition and NIS 57 million ($16 million) of expenses related to its publicly traded debentures. These expenses were offset in part by financial income of NIS 35 million ($10 million) generated by short term investments.

B Communications’ net income attributable to shareholders for the fourth quarter of 2013 was NIS 3 million ($1 million) compared to NIS 17 million in the fourth quarter of 2012. For the full year 2013, B Communications’ net income attributable to shareholders totaled NIS 116 million ($33 million) compared to NIS 46 million reported in 2012.

B Communications’ Unconsolidated Financial Results

			Convenience			Convenience
			translation into			translation into
	Quarter ended		U.S. dollars	Year ended		U.S. dollars
	December 31,		(Note A)	December 31,		(Note A)
	2012	2013	2013	2012	2013	2013
	NIS	NIS	US$	NIS	NIS	US$
Revenues	-	-	-	-	-	-
Financial expenses, net	(35)	(64)	(18)	(239)	(236)	(68)
Other expenses	(3)	(1)	-	(7)	(6)	(2)
Tax expenses	(41)	-	-	(41)	-	-
PPA amortization, net	(68)	(41)	(12)	(235)	(190)	(55)
Interest in Bezeq's net income	164	109	31	568	548	158
Net profit	17	3	1	46	116	33

Comments of Management

Commenting on the results, Mr. Doron Turgeman, B Communications’ CEO, stated, “2013 was a very good year for B Communications. We progressed in line with our business plan and met all of our goals, which are based on the stable platform and unique strength of Bezeq, our base asset, which continues to prove its long-term cash-generating power. We are very pleased with our 2013 results and with the results of our refinancing process which we announced on February 19, 2014. The demand for that offering, which was three times oversubscribed, speaks for itself. Since April 2010, when we acquired our controlling interest in Bezeq, we have decreased our net debt from more than NIS 5 billion to approximately NIS 3 billion as of today. We are now advancing to the next phase. Our new debt structure has significantly improved our financial condition, provides us with a more convenient loan repayment schedule and should improve our future free cash flow.”

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the fourth quarter and year ended December 31, 2013. For a full discussion of Bezeq’s results for the fourth quarter and full year of 2013, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q4 2013	Q4 2012	% change	FY 2013	FY 2012	% change
	(NIS millions)			(NIS millions)
Revenues	2,409	2,449	(1.6)%	9,563	10,278	(7.0)%
Operating profit	593	778	(23.8)%	2,819	3,041	(7.3)%
EBITDA	921	1,139	(19.1)%	4,130	4,477	(7.8)%
EBITDA margin	38.2%	46.5%		43.2%	43.6%
Net profit attributable to Bezeq's shareholders	352	522	(32.6)%	1,771	1,861	(4.8)%
Diluted EPS (NIS)	0.13	0.19	(26.3)%	0.65	0.68	(4.4)%
Cash flow from operating activities	935	1,002	(6.7)%	4,152	4,014	3.4%
Payments for investments, net	225	192	17.2%	916	1,235	(25.8)%
Free cash flow 1	710	810	(12.3)%	3,236	2,779	16.4%
Net debt/EBITDA (end of period) 2	1.96	1.79		1.96	1.79

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.
2 EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group amounted to NIS 9.56 billion ($2.76 billion) in 2013 compared with NIS 10.28 billion in 2012, a decrease of 7.0%. The reduction in the Bezeq Group’s revenues was primarily related to a decrease in the revenues of Pelephone due to increased competition in the market. The decrease was partially offset by an increase in the revenues of Bezeq International.

Revenues of the Bezeq Group in the fourth quarter of 2013 amounted to NIS 2.41 billion ($694 million) compared with NIS 2.45 billion in the corresponding quarter of 2012, a decrease of 1.6%.

Profitability metrics were influenced by an increase in the net provision for employee retirement expenses in Bezeq’s fixed-line segment, which amounted to NIS 90 million ($26 million) in 2013, of which NIS 54 million ($16 million) was recorded in the fourth quarter of 2013. By comparison, the provision for employee retirement expenses in 2012 amounted to NIS 32 million, of which NIS 19 million was recorded in the fourth quarter.  In addition, in the fourth quarter of 2012 there was an exceptionally large amount of capital gains recorded from the sales of real estate and copper in the amount of NIS 130 million compared with NIS 35 million ($10 million) in the fourth quarter of 2013.  Furthermore, in the fourth quarter of 2013, Pelephone recorded a one-time expense in the amount of NIS 61 million ($18 million) due to the implementation of an agreement with its employee labor union.

Operating profit of the Bezeq Group in 2013 amounted to NIS 2.82 billion ($812 million) compared with NIS 3.04 billion in 2012, a decrease of 7.3%. Operating profit in the fourth quarter of 2013 amounted to NIS 593 million ($171 million) compared with NIS 778 million in the corresponding quarter of 2012, a decrease of 23.8%.

Earnings before interest, taxes, depreciation and amortization (EBITDA) of the Bezeq Group in 2013 amounted to NIS 4.13 billion ($1.19 billion) (EBITDA margin of 43.2%) compared with NIS 4.48 billion in 2012 (EBITDA margin of 43.6%), a decrease of 7.8%.  EBITDA in the fourth quarter of 2013 amounted to NIS 921 million ($265 million) (EBITDA margin of 38.2%) compared with NIS 1.14 billion (EBITDA margin of 46.5%) in the corresponding quarter of 2012, a decrease of 19.1%.

Net profit attributable to Bezeq shareholders in 2013 amounted to NIS 1.77 billion ($510 million) compared with NIS 1.86 billion in 2012, a decrease of 4.8%.  Net profit in the fourth quarter of 2013 amounted to NIS 352 million ($101 million) compared with NIS 522 million in the corresponding quarter of 2012, a decrease of 32.6%.

Operating cash flow of the Bezeq Group in 2013 amounted to NIS 4.15 billion ($1.20 billion) compared with NIS 4.01 billion in 2012, an increase of 3.4%.  Free cash flow in 2013 amounted to NIS 3.24 billion ($932 million) compared with NIS 2.78 billion in 2012, an increase of 16.4%.

Net financial debt of the Bezeq Group was NIS 8.09 billion ($2.33 billion) as of December 31, 2013 compared with NIS 8.00 billion as of December 31, 2012.

Notes:

A.
Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures of December 31, 2013 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of December 31, 2013 (NIS 3.471 = U.S. Dollar 1.00). The U.S. dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. dollars or convertible into U.S. dollars, unless otherwise indicated.

B.
Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Reconciliation between the Bezeq Group’s results on an IFRS and non-IFRS basis is provided in a table immediately following the Company's consolidated results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of the Bezeq Group’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. The Bezeq Group’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About B Communications Ltd.
B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM For more information please visit the following Internet sites:

www.bcommunications.co.il
www.ir.bezeq.co.il
www.eurocom.co.il
www.igld.com

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager
idit@igld.com/ Tel: +972-3-924-0000

Investor relations contacts:

Hadas Friedman- Investor Relations
Hadas@km-ir.co.il / Tel: +972-3-516-7620

B Communications Ltd.

Consolidated Statements of Financial Position as at December 31,

(In millions)

			Convenience
			translation into
			U.S. dollars
			(Note A)
	2012	2013	2013
	NIS	NIS	US$
Assets
Cash and cash equivalents	757	739	213
Investments, including derivative financial instruments	1,484	1,667	480
Trade receivables, net	2,927	2,651	764
Other receivables	330	349	101
Inventory	123	117	34
Assets classified as held-for-sale	164	217	63

Total current assets	5,785	5,740	1,655

Investments, including derivative financial instruments	90	81	23
Long-term trade and other receivables	1,074	652	188
Property, plant and equipment	6,911	6,562	1,891
Intangible assets	7,252	6,582	1,896
Deferred and other expenses	384	390	112
Investment in equity-accounted investee (mainly loans)	1,005	1,015	292
Deferred tax assets	*128	60	17

Total non-current assets	16,844	15,342	4,419

Total assets	22,629	21,082	6,074

*   Restated following the retrospective application of the amendment to IAS 19, Employee Benefits.

B Communications Ltd.

Consolidated Statements of Financial Position as at December 31, (cont’d)

(In millions)

			Convenience
			translation into
			U.S. dollars
			(Note A)
	2012	2013	2013
	NIS	NIS	US$
Liabilities
Short-term bank credit, current maturities
of long-term liabilities and debentures	1,582	1,450	418
Trade payables	792	721	208
Other payables, including derivative financial instruments	734	737	212
Dividend payable	669	-	-
Current tax liabilities	588	657	189
Provisions	145	125	36
Employee benefits	* 251	257	74

Total current liabilities	4,761	3,947	1,137

Debentures	5,018	6,027	1,736
Bank loans	6,422	5,223	1,505
Loans from institutions and others	540	548	158
Employee benefits	*260	234	67
Other liabilities	67	86	25
Provisions	66	68	20
Deferred tax liabilities	1,159	1,028	296

Total non-current liabilities	13,532	13,214	3,807

Total liabilities	18,293	17,161	4,944

Equity
Total equity attributable to equity holders of the Company	*960	972	280
Non-controlling interests	*3,376	2,949	850

Total equity	4,336	3,921	1,130

Total liabilities and equity	22,629	21,082	6,074

*   Restated following the retrospective application of the amendment to IAS 19, Employee Benefits.

B Communications Ltd.

Consolidated Statements of Income for the Year Ended December 31,

(In millions, except per share data)

			Convenience
			translation
			into
			U.S. dollars
	2012	2013	2013
	NIS	NIS	US$
Revenues	10,278	9,563	2,755

Cost and expenses
Depreciation and amortization	2,367	2,019	582
Salaries	*1,978	1,878	541
General and operating expenses	3,995	3,576	1,030
Other operating (income)expenses, net	(11)	62	18

	8,329	7,535	2,171

Operating income	1,949	2,028	584

Financing expenses, net	*355	344	99

Income after financing expenses, net	1,594	1,684	485

Share in losses of equity-accounted investee	245	252	72

Income before income tax	1,349	1,432	413

Income tax	*556	517	149

Net income for the period	793	915	264

Income attributable to:
Owners of the Company	*46	116	33
Non-controlling interests	*747	799	231

Net income (loss) for the period	793	915	264

Earnings per share

Net income, basic	1.52	3.88	1.12

Net income, diluted	1.49	3.81	1.10

*   Restated following the retrospective application of the amendment to IAS 19, Employee Benefits.

B Communications Ltd.

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s operating income to EBITDA:

In millions

	Year ended December 31,
			Convenience
			translation
			into
			U.S. dollars
			(Note A)
	2012	2013	2013
	NIS	NIS	US$

Operating income	3,041	2,819	812
Depreciation and amortization	1,436	1,311	378

EBITDA	4,477	4,130	1,190

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

In millions

	Year ended December 31,
			Convenience
			translation
			into
			U.S. dollars
			(Note A)
	2012	2013	2013
	NIS	NIS	US$

Cash flow from operating activities	4,014	4,152	1,196
Purchase of property, plant and equipment	(1,271)	(1,042)	(300)
Investment in intangible assets and deferred expenses	(269)	(186)	(54)
Proceeds from the sale of property, plant and equipment	305	312	90

Free cash flow	2,779	3,236	932